

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Ms. Connie Cook
Treasurer
Arabian American Development Company
P.O. Box 1636
Silsbee, TX 77656

> **Re:** **Arabian American Development Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Response letter dated September 15, 2010**
> **File No. 1-33926**

Dear Ms. Cook:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation

1. We note your response to comment one in our letter dated August 31, 2010, and reissue such comment in part. It appears that your proposed disclosure set forth in Attachment A to your response letter dated September 15, 2010 is not consistent with your executive compensation disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2009. Please advise. For example, we note the following:

    -   You disclose at page 50 of your annual report that in general, the Compensation Committee targets between 10% and 15% of base salary for performance deemed by the Compensation Committee to be good (to generally exceed expectations) and great (to significantly exceed expectations), respectively, with the possibility of no bonus for poor performance and higher for exceptional corporate or individual performance. However, you have not included this information in your proposed disclosure.

    -   Your rationale for setting the 2009 bonus levels as described in your proposed disclosure does not appear to be consistent with your disclosure in your annual report. In that regard, you indicate at pages 52-53 of your annual report that bonuses were determined, in part, based on the compromise agreement with Saudi shareholders, and the utilization of additional capacity, but you have not included this information in your proposed disclosure.

2. We note your response to comment two in our letter dated August 31, 2010. We further note that your response focused on your policies and practices for compensating your executives.   Please advise us of the basis for your conclusion that disclosure in response to Item 402(s) of Regulation S-K with respect to your other employees is not necessary, and describe the process you undertook to reach that conclusion.

3. We note your response to comment three in our letter dated August 31, 2010, and reissue such comment in part. Please discuss how the distribution of compensation under the South Hampton profit sharing plan was determined for each executive officer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director